COMMENTS RECEIVED ON MARCH 18, 2011

FROM SALLY SAMUEL

VARIABLE INSURANCE PRODUCTS FUND III (File Nos. 033-54837 and 811-07205)

Balanced Portfolio

POST-EFFECTIVE AMENDMENT NO. 41

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

Asset Manager Portfolio
Asset Manager: Growth Portfolio
Investment Grade Bond Portfolio
Strategic Income Portfolio

POST-EFFECTIVE AMENDMENT NO. 38

1. All funds

C: The Staff requests that all bracketed information be completed once the information becomes available.

R: The requested information will be incorporated when it becomes available.

2. All funds

"Cover" (prospectuses)

C: The Staff would like us to confirm that a different cover page, reflecting the summary prospectus legend, will be used when summary prospectuses are filed.

R: We confirm that a summary prospectus-specific cover will be used.

3. All funds

"Cover" (prospectuses)

"Fidelity® Variable Insurance Products"

C: The Staff requests that we use the legal trust name on the front cover.

R: We believe the cover page disclosure complies with the requirements of Item 1(a)(1) to disclose the fund's name and class(es). Form N-1A defines "Fund" to mean "the Registrant or a separate Series of the Registrant. When an item of Form N-1A specifically applies to a Registrant or a Series, those terms will be used." Neither Item 1(a)(1) nor the instructions thereto specifically require disclosure regarding the Registrant's name. Accordingly, we have not added disclosure.

4. All funds

"Fund Summary" (prospectuses)

"Fee Table"

"[X] Based on historical expenses, adjusted to reflect current fees."

C: The Staff requested this footnote be removed unless fees for a fund are being restated.

R: Instruction 3(d)(ii) to Item 3 of Form N-1A provides as follows: If there have been any changes in "Annual Fund Operating Expenses" that would materially affect the information disclosed in the table: (A) Restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and (B) In a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees. We will remove the footnote per the Staff's request, except for any fund that meets the criteria of this instruction.

5. Asset Manager Portfolio, Asset Manager: Growth Portfolio

"Fund Summary" (prospectuses)

"Fee Table"

"[[X] The fund may invest in Fidelity Commodity Strategy Central Fund, which in turn invests in a wholly-owned subsidiary that invests in commodity-linked derivative instruments. Fidelity Management & Research Company (FMR) has contractually agreed to waive the fund's management fee in an amount equal to its proportionate share of the management fee paid to FMR by the subsidiary based on the fund's proportionate ownership of the central fund. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMR's contract with the subsidiary is in place. If FMR's contract with the subsidiary is terminated, FMR, in its sole discretion, may discontinue the arrangement. [For the fund's most recent fiscal year, the waiver rounded to less than 0.01% for each class.]]"

C: The Staff indicated that this footnote can only be included if the waived fees are shown as a line item and if the amount waived is greater than 0.01% for each class.

R: As a result of Staff comments for non-VIP funds that invest in Commodity Strategy Central Fund, we located this disclosure in a fee table footnote even though the amount waived was less than 0.01%. In order to maintain consistency between disclosure for VIP and non-VIP funds investing in the same central fund, we prefer to retain this footnote regardless of the amount of the waiver.

6. All funds

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Asset Manager: Growth Portfolio)
"Let's say, hypothetically, that the annual return for shares of the fund is 5% and that the fees and the annual operating expenses for shares of the fund are exactly as described in the fee table. This example illustrates the effect of fees and expenses, but is not meant to suggest actual or expected fees and expenses or returns, all of which may vary. This example does not include any fees or other expenses of any variable annuity or variable life insurance product; if it did, overall expenses would be higher. For every $10,000 invested, here's how much you, as a variable product owner, would pay in total expenses if all interests in a separate account that invests in shares of the fund were redeemed at the end of each time period indicated:"

C: The Staff requests language be added, if applicable, to the introductory paragraph of the hypothetical 1, 3, 5, and 10 expense table if expense waivers are being reflected in the table.

R: We do not believe that additional disclosure is required by Form N-1A. We note that Item 3, Instruction 4(a) provides as follows: "Assume that the percentage amounts listed under "Total Annual Fund Operating Expenses" remain the same in each year of the 1-, 3-, 5-, and 10-year periods, except that an adjustment may be made to reflect any expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund's registration statement. An adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected only in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue." Further, we note that the disclosure preceding the example provides as follows: "Let's say, hypothetically, that the annual return for shares of the fund is 5% and that the fees and the annual operating expenses for shares of the fund are exactly as described in the fee table" (emphasis added). Accordingly, we think current disclosure makes it clear if a waiver is reflected and for what period(s).

7. All funds

"Fund Summary" (prospectuses)

"Performance"

(Example from Balanced Portfolio)
"The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index and a hypothetical composite of market indexes over various periods of time. The indexes have characteristics relevant to the fund's investment strategies. Index descriptions appear in the Additional Information about the Indexes section of the prospectus. Returns for shares of the fund do not include the effect of any sales charges or other expenses of any variable annuity or variable life insurance product; if they did, returns for shares of the fund would be lower. Past performance is not an indication of future performance."

C: The Staff requests we add the name of any supplemental indices to the lead-in text and also include disclosure regarding why this index is an appropriate benchmark for the fund. The Staff also requests that we remove the cross-reference to the "Additional Information about the Index(es)" section for summary prospectuses.

R: We are not aware of a requirement to name the index in the lead-in text and believe our disclosure complies with Instruction 2(b) to Item 4(b)(2). In addition, we continue to believe the cross-reference is accurate and helpful to shareholders to retain.

8. Asset Manager Portfolio, Investment Grade Bond Portfolio, Strategic Income Portfolio

"Fund Summary" (prospectuses)

"Performance"

(Example from Strategic Income Portfolio)

Year-by-Year Returns

Calendar Years	2004	2005	2006	2007	2008	2009	2010
	%	%	%	%	%	%	%

During the periods shown in the chart for Initial Class:	Returns	Quarter ended
Highest Quarter Return	__%	[Month] [Day], [Year]
Lowest Quarter Return	__%	[Month] [Day], [Year]
[Year-to-Date Return	__%	[Month] [Day], [Year]]

C: The Staff requests the removal of the Year-to-Date Return line item if the returns reflect a calendar year end.

R: This line item will be removed.

9. All funds

"Fund Summary" (prospectuses)

"Performance"

(Example from Asset Manager Portfolio)

Year-by-Year Returns

Calendar Years	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
	%	%	%	%	%	%	%	%	%	%

During the periods shown in the chart for Initial Class:	Returns	Quarter ended
Highest Quarter Return	__%	[Month] [Day], [Year]
Lowest Quarter Return	__%	[Month] [Day], [Year]
Year-to-Date Return	__%	[Month] [Day], [Year]

Average Annual Returns

For the periods ended December 31, 2010	Past 1 year	Past 5 years	Past 10 years
Initial Class	%	%	%
Service Class	%	%	%
Service Class 2%		%	%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)%		%	%
Fidelity Asset Manager 50% Composite Index (reflects no deduction for fees or expenses)%		%	%

C: The Staff requests that the table headers be modified to read "Year-by-Year Total Returns" and "Average Annual Total Returns," respectively.

R: The terms have the same meaning and for consistency with our non-VIP prospectuses we prefer not to change disclosure. In addition, we note that Form N-1A uses the terms interchangeably (for example, see Item 4(b)(2)(i) ("Include the bar chart and table required by paragraphs (b)(2)(ii) and (iii) of this section. Provide a brief explanation of how the information illustrates the variability of the Fund's returns (e.g., by stating that the information provides some indication of the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance" (emphasis added)).

10. All funds

"Fund Summary" (prospectuses)

"Investment Advisers"

(Example from VIP Asset Manager: Growth Portfolio)
"Fidelity Management & Research Company (FMR) is the fund's manager. Fidelity Investments Money Management, Inc. (FIMM), FMR Co., Inc. (FMRC), and other investment advisers serve as sub-advisers for the fund."

C: The Staff would like confirmation that the sub-advisers do not manage more than 30% of a fund.

R: We confirm that "other investment advisers" (as applicable) do not manage 30% or more of a fund's assets.

11. All funds

"Investment Details" (prospectuses)

"Principal Investment Strategies" and "Principal Investment Risks"

C: The Staff questions whether the funds engage in frequent trading. If so, the Staff requests that disclosure be added to both the "Principal Investment Strategies" and "Principal Investment Risks" sections.

R: Each fund's principal investment strategies are currently disclosed in "Investment Details," as required by Item 9 of Form N-1A. We note that appropriate disclosure has been included for any fund that engages in active and frequent trading of portfolio securities to achieve its principal investment strategies, as required by Instruction 7 to Item 9(b)(1). Accordingly, we have not added disclosure.

12. All funds

"Investment Details" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests we add Temporary Defensive Policy disclosure to the "Principal Investment Strategies" section, as applicable.

R: Instruction 6 to Item 4(b)(1) of Form N-1A requires a Fund to "[d]isclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Also disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective)." The following disclosure appears in the "Fund Basics - Investment Details" section of the prospectus (using Balanced Portfolio as an example): "In response to market, economic, political, or other conditions, FMR may temporarily use a different investment strategy for defensive purposes. If FMR does so, different factors could affect the fund's performance and the fund may not achieve its investment objective." We believe that the current disclosure satisfies the requirements of this Item and respectfully decline to revise the disclosure.

13. All funds

"Fund Summary" and "Investment Details" (prospectuses)

"Principal Investment Strategies"

(Example from VIP Strategic Income Portfolio)
"Investing primarily in debt securities, including lower-quality debt securities."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." We note that the term "lower-quality debt securities" is defined in both sections under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

14. Asset Manager Portfolio, Investment Grade Bond Portfolio, Strategic Income Portfolio

"Investment Details" (prospectuses)

"Principal Investment Risks"

(Example from Asset Manager Portfolio)
"Many factors affect the fund's performance. The fund's share price and yield change daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. The fund's reaction to these developments will be affected by the types and maturities of securities in which the fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the fund's level of investment in the securities of that issuer. When a shareholder sells shares they may be worth more or less than what the shareholder paid for them, which means that the shareholder could lose money by investing in the fund."

C: The Staff requests that we revise "shareholder" since investors are not "shareholders" and are instead "contract holders."

R: We will change the disclosure to read, "When you sell your shares they may be worth more or less than what you paid for them, which means that you could lose money by investing in the fund.

15. All funds

"Investment Details" (prospectus(es))

"Principal Investment Risks"

(Example from Asset Manager Portfolio)
"Leverage Risk. Derivatives, forward-settling securities, and short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities and short sale transactions also involve the risk that a security will not be issued, delivered, available for purchase, or paid for when anticipated. An increase in the market price of securities sold short will result in a loss. Government legislation or regulation could affect the use of these transactions and could limit the fund's ability to pursue its investment strategies."

C: The Staff requests that we refer to the letter from Barry Miller at the SEC to the ICI regarding derivatives disclosure and make changes accordingly.

R: We are familiar with Barry Miller's letter to the ICI regarding derivatives disclosure and believe our current disclosure is consistent with that letter.

16. All funds

"Additional Information about the Purchase and Sale of Shares" (prospectuses)

C: The Staff requests we include disclosure regarding any 22c-2 agreements.

R: We direct the Staff's attention to disclosure under the heading "Purchase and Sale of Shares" in the Fund Summary section, which begins, "Only Permitted Accounts, including separate accounts of insurance companies and qualified funds of funds that have signed the appropriate agreements with the fund, if applicable, can buy or sell shares of the fund . . . ." The funds do not have any arrangements to permit frequent purchases and redemptions of fund shares. We also direct the Staff's attention to disclosure under the heading "Additional Information about the Purchase and Sale of Shares" in the Shareholder Information section, which provides: "The fund does not knowingly accommodate frequent purchases and redemptions of fund shares by investors, except to the extent permitted by the policies described above."

17. All funds

"Back Cover" (prospectuses)

"For a free copy of any of these documents or to request other information or ask questions about the fund, call Fidelity at 1-877-208-0098. In addition, you may visit Fidelity's web site at www.advisor.fidelity.com for a free copy of a prospectus, SAI, or annual or semi-annual report or to request other information."

C: The Staff notes that the website on the back cover should link directly to the prospectus.

R: We believe the Internet address disclosed meets the requirements of Item 1(b) to state whether the Fund makes available its SAI and annual and semi-annual reports, free of charge, on or through the Fund's Web site at a specified Internet address and have not changed disclosure. We note that the disclosure at issue states, "In addition, you may visit Fidelity's web site at
www.advisor.fidelity.com for a free copy of a prospectus, SAI, or annual or semi-annual report or to request other information" (emphasis added) and therefore believe it is the appropriate Internet address to use in this instance. We also note that a different url (linking only to certain fund documents) will be provided on the Summary Prospectus cover page.

18. Strategic Income Portfolio

"Fund Summary" (prospectuses)

"Investment Objective"

"The fund seeks a high level of current income. The fund may also seek capital appreciation."

C: The Staff would like us to confirm that the fund has two investment objectives.

R: We confirm that the fund's investment objective is as stated in fund documents.

19. All funds

"Exhibits" (Part C)

C: The Staff requests we add the filing date, within the text descriptions, for all exhibits incorporated by reference.

R: We understand that exhibits incorporated by reference should be clearly identified. As we have included a reference to the pre- or post-effective amendment number for any exhibits incorporated by reference, we believe we have complied with this requirement and we have not gone back to add references to filing dates.

20. All funds

"Exhibits" (Part C)

C: The Staff requests we file the signed contractual agreements for a fund instead of the "Form of" versions.

R: The contracts with conformed signatures will be filed as exhibits in a fund's first filing to occur after the contracts have been executed.

21. All funds

"Indemnification" (Part C)

C: The Staff would like us to add disclosure regarding indemnification to underwriters (Rule 484) or, in the alternative, provide an explanation of why we think disclosure regarding indemnification to underwriters is not necessary or required to be included.

R: We believe additional disclosure regarding indemnification to underwriters is not necessary. We are not seeking to accelerate the effective date of the registration statement. Rather, we filed the registration statement pursuant to Rule 485(a) on February 14, 2011 and chose an "automatic effectiveness" date of April 30, 2011.

22. Balanced Portfolio

"Investment Details" (prospectuses)

"Principal Investment Risks"

C: The Staff questions whether or not the fund has exposure to subprime investments and/or mortgage-backed securities. If so, the Staff requests additional disclosure per Item 9.

R: We are not aware of a requirement to disclose exactly how much exposure the fund will have to subprime markets. In addition, we believe the fund's principal investment strategies are currently disclosed, as required by Item 9, and accordingly have not added disclosure.

23. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.